Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, New York 10020-2102
(212) 218-7910
(212) 218-7917 (fax)

April 15, 2008

John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Griffin Land & Nurseries, Inc. (“Griffin” or “Company”) (File No. 001-12879)
Form 10-K for the fiscal year ended December 1, 2007 (the “Form 10-K”) (Filed February 14, 2008)

Dear Mr. Reynolds:

We are writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated March 28, 2008 to Frederick M. Danziger. The contents are repeated below and followed by Griffin’s response.

Comment 1

Item 11. Executive Compensation, page 74
Annual Incentive Compensation Programs, page 75

1.
The company’s annual report lists five components used to measure performance for the Griffin Land Incentive Compensation Plan for fiscal year 2007. The company, however, has not provided quantitative disclosure of the terms of the necessary targets to be achieved under each component for your named executive officers to earn their performance bonuses under the Annual Incentive Compensation Plan. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, please supplementally advise us, within the timeframe below, whether the company’s targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response

As noted in the Staff’s question above, the Griffin Land Incentive Compensation Plan (the “Griffin Land Incentive Plan”) contains five separate components under which certain of Griffin’s named executive officers may earn performance bonuses: (i) profit from property sales; (ii) value generated from buildings built on speculation; (iii) value generated from build-to-suit projects entered into in fiscal 2007; (iv) the leasing of currently vacant space; and (v) the leasing of space becoming vacant in 2007 due to expiring leases. Griffin notes that components (i) – (iii) have no associated “performance targets.” Instead, a certain percentage of the amount indicated in each component, if any, is accrued into the Griffin Land incentive compensation pool, up to a maximum of $250,000 for component (i) and $200,000 for each of components (ii) and (iii). Griffin intends to disclose such percentages for each of these components in future filings.

Griffin respectfully submits that disclosure of the operational targets with respect to components (iv) and (v) of the Griffin Land Incentive Plan would result in competitive harm for Griffin. Contemporaneously with preparing its Form 10-K, Griffin carefully considered and documented the Company’s rationale for excluding these operational targets, which rationale is discussed below. Griffin intends to continue to omit these operational targets from its future filings pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Component (iv) of the Griffin Land Incentive Plan is based on Griffin’s planned annualized rental revenue for the fiscal year with respect to currently vacant space, and component (v) of such plan is based on Griffin’s planned annualized rental revenue for the fiscal year with respect to space becoming vacant due to expiring leases. If Griffin were to disclose the Company’s planned annualized rental revenue with respect to currently vacant space, it would be possible for readers to approximate Griffin’s intended average lease rate for such space by using the amount of currently vacant space already disclosed in the Form 10-K on pages 5-7. Similarly, if Griffin were to disclose the Company’s planned annualized rental revenue with respect to space becoming vacant due to expiring leases, it would be possible for readers to approximate Griffin’s intended average lease rate for such space by using the amount of square footage subject to leases expiring in the next year already disclosed in the Form 10-K on pages 5-7.

Griffin would suffer competitive harm from disclosure of its planned annualized rental revenue from either currently vacant space or space becoming vacant in two ways. First, knowledge of our approximate leasing rates would provide our competitors with an unfair advantage against Griffin by giving them the ability to adjust the rates they charge to current and prospective tenants based on their knowledge of Griffin’s rates. This could result in either Griffin losing business altogether or in securing lower lease rates than it may otherwise be able to obtain. Second, knowing Griffin’s “bottom line” lease rate would place current or prospective tenants in an unfairly strong negotiating position against Griffin. This would undercut Griffin’s ability to negotiate as high a lease rate as possible with such tenants.

As noted in your comment, Instruction 4 to Item 402(b) of Regulation S-K provides that if a registrant determines that disclosure of target levels would cause competitive harm, the registrant must disclose how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors. Griffin respectfully notes the following disclosure on page 75 of its Form 10-K.

In each of the past three fiscal years, Griffin Land met the property sale component (see (i) above) of the Griffin Land Incentive Plan. Griffin Land has not met the value generated from buildings built on speculation component or the value generated from build-to-suit projects component (see (ii) and (iii) above) of the Griffin Land Incentive Plan in any of the past three fiscal years. Griffin Land has met the leasing of currently vacant space component and the leasing of space becoming vacant component (see (iv) and (v) above) of the Griffin Land Incentive Plan in two of the past three fiscal years. In fiscal 2007, Griffin Land achieved the goals related to profit from property sales and the leasing of space becoming vacant in 2007 due to expiring leases. The achievement of these goals resulted in $280,000 being accrued into the Griffin Land incentive compensation pool.

Griffin respectfully submits that this disclosure provides the required discussion of how difficult it was to achieve the undisclosed target levels. The disclosure informs readers that component (i) was met in each of the past three fiscal years, which suggests that the component is relatively less difficult to achieve. The disclosure also informs readers that components (ii) and (iii) have not been met in any of the past three fiscal years, which suggests that such components are difficult to achieve. Finally, the disclosure informs readers that components (iv) and (v) have been met in two of the past three fiscal years, which suggests that the components are moderately difficult to achieve.

As noted above, Griffin intends to disclose the percentages associated with components (i), (ii) and (iii) in future filings. Therefore, Griffin respectfully submits that the disclosure required by Instruction 4 to Item 402(b) of Regulation S-K with respect to these components should not be required in future filings.

You have also asked whether Griffin’s targets for the fiscal year 2008 Griffin Land Incentive Plan are expected to be materially different from those contained in the 2007 Griffin Land Incentive Plan. The 2008 Griffin Land Incentive Plan contains five components under which certain of Griffin’s named executive officers may earn performance bonuses. These five components are not materially different than the five components contained in the 2007 Griffin Land Incentive Plan. In addition, the percentages of each amount indicated in components (i), (ii) and (iii) that is accrued into the Griffin Land incentive compensation pool under the 2008 Griffin Land Incentive Plan are not materially different than such percentages contained in the 2007 Griffin Land Incentive Plan, although the maximum amount that may be accrued with respect to component (i) under the 2008 Griffin Land Incentive Plan is less than the maximum amount that could have been accrued for this component under the 2007 Griffin Land Incentive Plan.

The targets with respect to components (iv) and (v) are necessarily different in the 2008 Griffin Land Incentive Plan due to the different (1) amounts and locations of currently vacant space, (2) amounts and locations of space becoming vacant due to expiring leases, and (3) conditions in the leasing markets where Griffin operates in fiscal year 2008 than was the case in fiscal year 2007. In addition, the 2008 Griffin Land Incentive Plan provides for the accrual of marginally higher amounts to the Griffin Land incentive compensation pool if the target objectives under these components are met than could have been accrued under these components under the 2007 Griffin Land Incentive Plan.

Comment 2

Signatures, page 93

2.	As required by General Instruction D.2(a) for Form 10-K, the signature of the principal accounting officer or controller must be included. Please include the appropriate signature or title.

Response

Griffin’s Vice President, Chief Financial Officer and Secretary, who signed the Form 10-K on page 93, performs the functions of the principal accounting officer for Griffin. Therefore, Griffin’s Form 10-K did not contain a separate signature for a principal accounting officer on page 93. In future filings, Griffin will make clear in the title that the Vice President, Chief Financial Officer and Secretary performs the functions of the principal accounting officer.

* * *

Griffin acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss this response, please call the Company’s counsel, John Giouroukakis at (212) 906-1754 or Bradd Williamson at (212) 906-1826, of Latham & Watkins LLP.

Sincerely,

/s/Frederick M. Danziger
Frederick M. Danziger
Chief Executive Officer